Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces First Quarter Fiscal 2012
 Financial Results

TORONTO, ON, December 1, 2011 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2011.

Selected Highlights

During the first quarter of fiscal 2012 and up to the date of this press release, the Company achieved the following significant milestones:

•	On July 15, 2011, Transition announced that ELND005 (AZD-103)Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;

•
On September 27, 2011, Transition announced that Phase 2 clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease had been published in the peer-reviewed journal, Neurology. The Neurology article is entitled "A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";

•
On November 22, 2011, Transition Therapeutics announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of US$5,000,000.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The recently completed Phase II study was a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 (AZD-103) in approximately 340 patients with mild to moderate Alzheimer's disease.  The study evaluated both cognitive and functional endpoints, and each patient's participation lasted approximately 18 months. Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) in mild to moderate patients. The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On September 27, 2011, Transition announced that Phase 2 clinical study data of ELND005 in mild to moderate Alzheimer’s disease had been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 Phase 2 data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant.  In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study).  The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations.  The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months.  The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment.  The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes.  The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively.  The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc).  Whole brain volume treatment differences were not significant.

TT-401 / TT-402

On March 3, 2010, Transition announced that it had acquired the rights to a series of pre-clinical compounds from Lilly in the area of diabetes.  Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development.  The Phase 1 enabling studies for TT-401 have been completed and an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) has been filed to commence the first TT-401 clinical studies.

TT-301 / TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302.  These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery.  Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally.  In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed.  The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Company is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally.  The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.  Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Financial Liquidity

The Company’s cash, cash equivalents and short term investments were $20,193,833 at September 30, 2011. On November 22, 2011, the Company issued 3,703,703 common shares at a price of US$1.35 per share for gross proceeds of US $5,000,000. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

For the three-month period ended September 30, 2011, the Company recorded a net loss of $2,870,757 ($0.12 per common share) compared to a net loss of $3,534,517 ($0.15 per common share) for the three-month period ended September 2010.

Revenue decreased to nil in the three-month period ended September 30, 2011 compared to $850,909 in the three month period ended September 30, 2010. Under the terms of the modification to the Elan agreement, the Company will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  Management is not in a position to estimate when or if that payment will be received.

Research and development expenses increased to $2,149,278 for the three-month period ended September 30, 2011 from $2,063,498 for the three-month period ended September 30, 2010.  The net increase, $85,780 or 4% is primarily due to an increase in pre-clinical development costs associated with advancing the TT-401/402 compounds.  The increase is largely offset by decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and  decreased salaries and related costs associated with headcount reductions.

General and administrative expenses decreased to $1,194,492 for the three-month period ended September 30, 2011 from $1,256,887 for the three-month period ended September 30, 2010.  The decrease, $62,395 or 5% is due to decreases in insurance expense, legal consulting fees, and facility lease costs, as well as decreased salaries and related costs resulting from the Company’s headcount reduction.  These decreases are partially offset by increases in investor relation and business development expenses, as well as, increased option expenses resulting from the acceleration of amortization of the option expense under IFRS.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.  Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(Unaudited)

In Canadian Dollars	As at September 30, 2011	As at June 30, 2011	As at July 1,2010

Assets
Current assets
Cash and cash equivalents	15,139,723	17,422,364	16,570,033
Short term investments	5,054,110	5,038,356	10,507,822
Trade and other receivables	122,862	155,477	125,501
Investment tax credits receivable	410,116	368,624	206,313
Prepaid expenses and deposits	750,511	751,000	549,218
	21,477,322	23,735,821	27,958,887

Non-current assets
Property and equipment	302,599	400,581	605,637
Intangible assets	18,598,262	19,043,086	21,095,002
Total assets	40,378,183	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	672,695	945,360	2,090,403
Current portion of contingent consideration payable	2,321,373	2,321,373	-
Deferred revenue	-	-	1,299,994
	2,994,068	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958	3,081,500
Leasehold inducement	42,869	45,727	57,160
	4,471,895	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	160,498,537	160,498,537	160,498,537
Contributed surplus	12,011,106	11,840,574	4,800,368
Share-based payment reserve	3,353,770	3,179,327	9,228,319
Deficit	(139,957,125)	(137,086,368)	(131,396,755)
	35,906,288	38,432,070	43,130,469

Total liabilities and equity	40,378,183	43,179,488	49,659,526

CONSOLIDATED STATEMENTS OF LOSS  AND COMPREHENSIVE LOSS
For the three months ended September 30, 2011 and 2010
(Unaudited)

In Canadian Dollars, except per share data	September 30, 2011	September 30, 2010

Revenues
Licensing fees	-	850,909
Cost of Sales	-	850,909
Gross Profit	-	-

Expenses
Research and development	2,149,278	2,063,498
Selling, general and administrative expenses	1,194,492	1,256,887
Loss on disposal of property and equipment	79,914	-

Operating Loss	(3,423,684)	(3,320,385)

Interest income	39,927	41,104
Interest expense	(610)	(194)
Foreign exchange gain (loss)	513,610	(66,430)
Change in fair value of contingent consideration payable	-	(188,612)
Net loss and comprehensive loss for the period	(2,870,757)	(3,534,517)

Basic and diluted net loss per common share	(0.12)	(0.15)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com